



David D. · 2nd

Purpose-Driven FinTech
Entrepreneur | Passionate
Cybersecurity Advocate

Talks about #fintech, #openbanking,
#cybersecurity, #riskmanagement, and
#financialinclusion

Greater Boston · **Contact info**

4,545 followers · **500+ connections**

 **10 mutual connections:** Jonny Price, Travis Smith, and 8 others

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 **OurBanc Corporation**

**University of Notre Dame -
Mendoza College of...**

About

Democratizing the best-value Cyber, Technology Risk, and Financial Services
insights and practices from my experiences providing oversight over Critical
Financial Infrastructure to build a better and more equitable Financial Technology

Experience

Cofounder | CEO

OurBanc Corporation · Full-time

Oct 2020 – Present · 11 mos
Greater Boston

We and our Allies are channeling the power of PURPOSE and
BOLD DESIGN THINKING to re-engineer a better, faster, and
cheaper financial health app that on launch later this year, will
truly provide access and equity for ALL!

We are leaning into our personal experiences and initially hyper-focusing our efforts on historically disenfranchised



Member | Financial Inclusion Work Group
U.S. Faster Payments Council
Mar 2021 – Present · 6 mos
Wakefield, Massachusetts, United States

The U.S. Faster Payments Council (FPC) is an industry-led membership organization whose mission is to facilitate a world-class payment system where every person or organization can safely and securely pay anyone, a ...see more



Founder | CEO
Blu North Group · Full-time
Oct 2016 – Present · 4 yrs 11 mos
Greater Boston Area

At Blu North Group, our mission is to help businesses enhance their Cybersecurity, Information Security and Information Technology practices, cost-effectively leveraging NIST centric approaches.   ...see more

Treasurer | Board Director
Information Systems Security Association (ISSA) - New England
Jan 2019 – Present · 2 yrs 8 mos



Security Product Owner
Vistaprint · Full-time
Jan 2019 – Sep 2019 · 9 mos
Waltham, Massachusetts

Collaborated with others to bootstrap an Agile and Adaptive Cybersecurity Program leveraging NIST CSF



Citizens Financial Group, Inc.
5 yrs 11 mos

VP, Senior Risk Manager - Cybersecurity, Technology & Model Risk
Full-time
May 2015 – Sep 2016 · 1 yr 5 mos

Responsible for Finance Line of Business:

Cybersecurity, Technology and Security Risk Management,
~~Data and Model Risk Management~~

VP, SOX Manager - Technology, Information Security, Treasury, Credit Card, Commercial Lending
Full-time
Nov 2010 – May 2015 · 4 yrs 7 mos

Responsible for Corporate wide SOX oversight (pre-IPO to Post):

Commercial Lending,   ...see more



Audit - Central Accounting Technology Services and (CATS) and the Financial Support Office (FSO),
Federal Reserve Bank of Boston · Full-time
Sep 2005 – Nov 2010 · 5 yrs 3 mos
Boston, Massachusetts

Led multiple Business and Technology audit and risk initiatives for critical Federal Reserve System and US Treasury Financial Services and Payments activities:

...see more



Financial Services Office
EY · Full-time
May 2002 – Sep 2005 · 3 yrs 5 mos

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Education



University of Notre Dame - Mendoza College of Business
MS, Accountancy, cum laude
2002 – 2003



Baylor University - Hankamer School of Business
MS, Information Systems, summa cum laude
2000 – 2001



University of North Florida
BBA, Finance, summa cum laude
1996 – 1999

Activities and Societies: Golden Key National Honors Society; Beta Gamma Sigma; All American Scholar; Thomas Crowley Memorial Scholar; Student Affairs Leadership Awardee; College Reach-Out Program Counselor; African Students Association; Finance and Investment Society; Pre-Med Society

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Licenses & certifications



Certified Information Systems Auditor (CISA)
ISACA
Issued Aug 2009 · No Expiration Date
Credential ID 0976012

Certified Public Accountant (CPA)
State of Massachusetts
Issued Apr 2007 · No Expiration Date
Credential ID 24713

Skills & endorsements

Accounting · 24

 Endorsed by **Julio Gonzalez, who is highly skilled at this**

 Endorsed by **2 of David's colleagues at Citizens Financial Group, Inc.**

Risk Management · 24

 Endorsed by **Jennifer Budai and 1 other who is highly skilled at this**

 Endorsed by **4 of David's colleagues at Federal Reserve Bank of Boston**

Financial Services · 19

≡ Endorsed by **5 of David's colleagues at Federal Reserve Bank of Boston**

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Recommendations

Received (1)   Given (0)

Eric Boateng

Technology Risk Executive | CISO | U.S. Naval Officer Veteran | Cybersecurity Advisor

October 5, 2016, Eric and David were students together

David is a superb Information / Cyber-security executive in every respect. The expert technical and management leadership David continued to display resulted in an extremely high degree of success with every single project and organization. David constantly seeks new avenues for rendering cost eff...

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Accomplishments

1 **Course**   ⌄
   Emerging Talent Program - Federal Reserve Bank of Boston

Interests


Our Cyber Security Jour
862 members


LinkedIn
17,851,420 followers


Cybersecurity Framewo
320 members


Federal Reserve Bank of
21,322 followers


Stacey Cunningham
President at NYSE
33,285 followers


Sara Blakely in
Founder and CEO of SPANX
1,400,738 followers

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(4) David D. | LinkedIn